SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                  For the fiscal year ended December 31, 2000


                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    --------------------


Commission File Number: 0-6233


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1ST SOURCE CORPORATION
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

         A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young LLP to the incorporation by reference of these financial statements into 1st Source Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 333-64306) is set forth hereto as Exhibit 23.1.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TRUSTCORP MORTGAGE COMPANY
                                  EMPLOYEE RETIREMENT SAVINGS PLAN

                                  By the Plan Administrator:
                                  TRUSTCORP MORTGAGE COMPANY


Date: June 29, 2001                /s/ Jay Rudynski
                                  ----------------------------------------------
                                  Jay Rudynski, Chief Financial Officer

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan


                        As of December 31, 2000 and 1999,
                    and for the year ended December 31, 2000






                                    Contents

Report of Independent Accountants ...........................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Schedule

Schedule of Assets Held for Investment Purposes At End of Year...............8

Consent of Ernst & Young LLP......................................Exhibit 23.1

                        Report of Independent Accountants


Board of Directors
Trustcorp Mortgage Company


We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          s/Ernst & Young LLP

Columbus, Ohio
June 29, 2001

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                      December 31
                                                 2000             1999
                                           ----------------------------------

Assets
Cash and cash equivalents                       $    38,551      $    25,595

Investments at fair value:
    Common stock                                    709,639          647,858
    Mutual funds                                  2,138,717        2,391,475
    1st Source Bank common trust fund               118,609           92,056
    Participant notes receivable                    209,013          174,504
                                           ----------------------------------
      Total investments                           3,175,978        3,305,893

Contribution receivable
    Employer                                         81,323          119,518
    Employee                                         14,734           12,353
                                           ----------------------------------
                                                     96,057          131,871
Other assets
    Accrued investment income                           196              150
    Investment sales receivable                      77,013                -
                                           ----------------------------------
                                                     77,209              150

Total assets                                      3,387,795        3,463,509

Liabilities

Accrued expenses payable                             17,603            6,128
Investment purchases payable                        132,649                -
                                           ----------------------------------
Total liabilites                                    150,252            6,128
                                           ----------------------------------

Net assets available for benefits               $ 3,237,543      $ 3,457,381
                                           ==================================


See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2000




Additions

    Investment income:
      Interest                                                         $ 19,239
      Dividends                                                          40,820
      Capital gains                                                     229,485
                                                            --------------------
                                                                        289,544
                                                            --------------------
    Contributions:
      Employer                                                          160,544
      Employees                                                         204,305
                                                            --------------------
                                                                        364,849
                                                            --------------------
Total additions                                                         654,393

Deductions
    Net depreciation in fair value of investments                       157,859
    Benefits paid to participants                                       690,827
    Plan expenses                                                        25,545
                                                            --------------------
Total deductions                                                        874,231
                                                            --------------------

Net decrease                                                           (219,838)

Net assets available for benefits:
    Beginning of year                                                 3,457,381
                                                            --------------------
    End of year                                                     $ 3,237,543
                                                            ====================


See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2000



1. Description of the Plan

General
The Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company ("Trustcorp") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

Funding and Vesting
Participants are permitted to designate up to 15% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the year 2000, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. For the year 2000, this discretionary contribution was equal to $76,000.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100 % vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

1. Description of the Plan (continued)

Participant Loans
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may be repayable up to ten years.

Payment of Benefits
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2000 and 1999, $311,778 and $595,221 respectively, has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination
Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.


2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Use of Estimates
The financial statements of the Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in value by $157,859, including net realized gains of $968, as follows:

                                                             Net Appreciation
                                                          (Depreciation) in Fair
                                                           Value During the Year
                                                          ----------------------

            Common stock                                          $  (59,569)
            Mutual funds                                            (100,940)
            1st Source Bank common trust fund                          2,650
                                                          ----------------------
                                                                  $ (157,859)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                     2000               1999
                                                             ------------------ -----------------
       1st Source Corporation common stock:                      $  568,743         $  536,525
       Morgan Stanley Institutional International Equity:           522,883            470,657
       1st Source Monogram Income Equity Fund:                      511,455            460,721
       1st Source Monogram Diversified Equity Fund:                 575,852            789,212
       1st Source Monogram Special Equity Fund:                     291,042            351,670
       1st Source Monogram Income Fund:                             237,485            319,214


           Trustcorp Mortgage Company Employee Retirement Savings Plan

4. Transactions with Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2000 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                                     2000                1999
                                                              ------------------ -------------------
1st Source Corporation Common Stock                              $  568,743         $  536,525
1st Source Monogram Income Equity Fund:                             511,455            460,721
1st Source Monogram Diversified Equity Fund:                        575,852            789,212
1st Source Monogram Special Equity Fund:                            291,042            351,670
1st Source Monogram Income Fund:                                    237,485            319,214
1st Source Bank Employee Benefit Guaranteed Income Fund             118,609             92,056

Plan transactions with parties-in-interest during the year ended December 31, 2000 were as follows:

     Identity                    Relationship
     --------                    ------------
RSM McGladrey, Inc.          Recordkeeper & Tax Accountant          $ 17,603

1st Source Bank              Trustee                                   7,942

                                                             ----------------
                                                                    $ 25,545
                                                             ================

5. Income Tax Status


The Internal Revenue Service ruled on July 18, 1994 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                  Held for Investment Purposes at End of Year

                                December 31, 2000

                                                                 EIN: 35-1933290
                                                         Plan Number: 003


                       Identity of Issue,
                       Borrower, Lessor
                       or Similar Party                         Description of Investment           Fair Value
    -------------------------------------------------------------------------------------------------------------
    Common Stock:
 *    1st Source Corporation                                          31,164 shares                    $ 568,743
      Key Corp                                                         5,032 shares                      140,896
                                                                                               ------------------
                                                                                                         709,639

    Mutual Funds:
      Morgan Stanley Institutional International Equity Fund           29,359 units                      522,883
 *    1st Source Monogram Income Equity Fund                           45,382 units                      511,455
 *    1st Source Monogram Diversified Equity Fund                      63,142 units                      575,852
 *    1st Source Mongram Special Equity Fund                           29,369 units                      291,042
 *    1st Source Monogram Income Fund                                  29,369 units                      237,485
                                                                                               ------------------
                                                                                                       2,138,717

    Common Trust Funds:
 *    1st Source Bank Employee Benefits                                5,632 units                       118,609
                                                                                               ------------------
           Guarenteed Income Fund                                                                        118,609

    Loans to Participants:                                  $209,013 principal amount, interest
                                                               rates ranging from 8.75% to
                                                             10.75%, maturities through 2009             209,013
                                                                                               ------------------
                                                                                                         209,013

    Total Assets Held for Investement Purposes at End of Year:                                       $ 3,175,978
                                                                                               ==================



 * Indicates a party-in-interest to the Plan.